EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
(In thousands, except ratios)	2012	2011
	(unaudited)
Earnings:
Net income	$26,927	$3,176
Add:
Provision for income taxes	14,683	1,748
Fixed charges	28,926	13,345
Less:
Capitalized interest	(3,949)	(1,845)
Earnings as adjusted (A)	$66,587	$16,424
Fixed charges:
Interest expense	$24,781	$11,388
Capitalized interest	3,949	1,845
Interest factors of rents (1)	196	112
Fixed charges as adjusted (B)	$28,926	$13,345
Ratio of earnings to fixed charges ((A) divided by (B))	2.30	1.23

(1)    Estimated to be 1/3 of rent expense.